[redacted]

13014656

#pa

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Molecular Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, 20th Floor
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Lipe **(212) 795 - 8500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EK
3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Alex Lipe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Molecular Securities Inc.**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA J BAPTISTE
Notary Public - State of New York
NO. 01BA6248239
Qualified in New York County
My Commission Expires 11/15/2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 5

McGladrey

Independent Auditor's Report

To the Stockholder
Molecular Securities Inc.
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Molecular Securities, Inc. (the "Company") as of December 31, 2012 that you filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Molecular Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 26, 2013

Member of the RSM International network of independent accounting, tax and consulting firms.

Molecular Securities Inc.

Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	79,266
Furniture and Equipment, less accumulated depreciation of $615,541		161,962
Other Assets		9,470
Total assets	$	250,698

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	27,483
Income taxes payable		1,025
Total liabilities		28,508
Stockholder's Equity:		
Common stock, par value of $.01, authorized, issued and outstanding 100 shares		1
Additional paid-in capital		2,648,984
Accumulated deficit		(2,426,795)
Total stockholder's equity		222,190
Total liabilities and stockholder's equity	$	250,698

See Notes to Statement of Financial Condition.

Note 1. Organization

Molecular Securities Inc. (the "Company") was incorporated on June 19, 2000. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer that carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Revenue Recognition: The Company recognizes revenue as earned in accordance with the terms and conditions of engagement letters entered into with clients in connection with rendering financial advisory services with respect to M&A transactions.

Furniture and Equipment: Depreciation of furniture and equipment is provided for by the straight-line method over the estimated useful life of the assets, ranging from three to seven years.

Income Taxes: The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation under Internal Revenue Code Section 1362(a). Under these provisions, the Company is not required to pay federal corporate income taxes; instead, the stockholder is liable for individual federal income taxes on the Company's taxable income. The Company continues to be taxed as a C Corporation in New York City; therefore, these statements include a provision for local corporate income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FASB Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2009.

Note 2. Summary of Significant Accounting Policies (Continued)

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Note 3. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2012:

Furniture and equipment	$ 544,848
Artwork	147,706
Automobile	84,949
	777,503
Less accumulated depreciation	(615,541)
	$ 161,962

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $50,758 which was $45,758 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.56 to 1.

Note 5. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset presented in the accompanying balance sheet are as follows:

Depreciation and amortization	$ (9,000)
Cash vs. accrual timing differences	2,000
Operating loss carryforward local	301,000
Valuation allowance	(294,000)
Deferred tax asset	$ -

The Company reports its income and expenses for income tax purposes on the cash basis of accounting. A deferred tax asset has been recorded relating to those items recognized for financial reporting, principally receivables and payables, which are recognized for tax purposes when collected or paid. The Company has a New York City operating loss carryforward of approximately $3,477,000, which expires in the years 2027 through 2032.

A full valuation allowance has been recognized against deferred tax assets as management determined that it is more likely than not that the future benefit of the deferred tax assets may not be realized.

Note 6. Concentration of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 7. Defined Contribution Plan

The Company provides a 401(k) plan for all full-time employees with at least one year of service.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

Molecular Securities Inc.

Statement of Financial Condition

December 31, 2012